The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

PUBLIC FLOAT - WAIVER IN RESPECT OF THE COMPANY'S SHARES

Reference is made to the announcement issued by the Company dated 12 January 2006. The waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules granted by the Stock Exchange to the Company expires on 15 February 2006. The Company has applied for a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 February 2006 to 15 March 2006.

Shareholders of the Company and potential investors should exercise caution when dealing in the Company's shares.

Reference is made to the announcement issued by SUNDAY Communications Limited (the "Company") dated 12 January 2006 (the "January Announcement") and the waiver from strict compliance with Rule 8.08(1)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the period from 16 January 2006 to 15 February 2006. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 February 2006 to 15 March 2006. The Company will make further announcement in this regard.

As referred to in the January Announcement, the Company and PCCW Limited are in the process of developing longer term arrangements between their respective groups, to supplement or supersede and replace certain of the continuing connected transactions referred to in the January Announcement. Prior to the disclosure of the details of those longer term arrangements to all shareholders and the market, the Company is of the view that it is not appropriate to conduct a placing of new or existing shares to independent placees which would require selective disclosure of the details of those arrangements to the placees.

Rule 8.08(1)(a) of the Listing Rules requires that at least 25% of the Company's total issued share capital must at all times be held by the public. Further, under the Listing Rules, for so long as less than 25% of the Company's shares are held by the public, the Stock Exchange will monitor closely all trading in the Company's shares to avoid a false market in the shares and may suspend trading in the Company's shares if there is any unusual price movement.

Shareholders of the Company and potential investors should exercise caution when dealing in the Company's shares.
By order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman
Hong Kong, 15 February 2006

As at the date of this announcement, the directors of the Company comprises:

Executive Directors:	Independent Non-executive Directors:
Alexander Anthony Arena (Chairman)	John William Crawford
Tom Kee Sun Chan	Henry Michael Pearson Miles
Wing Wa Chan	Robert John Richard Owen
Gary Ding Man Chow
Susanna Hon Hing Hui
Marisa Yuen Man Kwok